Exhibit 99.1

BRAGG GAMING GROUP ANNOUNCES RESULTS FROM
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TORONTO, June 9, 2022 – Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, is pleased to announce the voting results from its annual and special meeting of shareholders held on June 9, 2022 (the “Meeting”).

All nominees set forth in the Company's management information circular dated May 4, 2022 (the "Circular") were elected as directors of the Company at the Meeting.

Detailed results of the votes are set out below:

	Number of Shares		Percentage of Votes
Nominee	For	Withheld	For	Withheld
Paul Godfrey	1,712,537	256,619	86.97%	13.03%
Paul Pathak	1,912,527	56,629	97.12%	2.88%
Rob Godfrey	1,913,805	55,351	97.19%	2.81%
Matevz Mazij	1,961,220	7,936	99.60%	0.40%
Holly Gagnon	1,919,385	49,771	97.47%	2.53%
Cristina Romero	1,963,095	6,061	99.69%	0.31%

The Circular also sought approval to re-appoint MNP LLP as auditors of the Company and to authorize the board of directors of the Company to fix the auditors' remuneration. The results of the shareholder votes for this item is set out below:

Motion	Number of Shares For	Percentage of Votes For
Appointment of Auditors	2,891,256	99.83%

About Bragg Gaming Group Inc.

Bragg Gaming Group Inc. (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services. Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K. Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more here.

For Bragg Gaming Group Inc., please contact:

Yaniv Spielberg

Chief Strategy Officer

Bragg Gaming Group Inc.
info@bragg.games

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com